Exhibit (a)(1)

Letter to Shareholders Regarding Tender Offer by a Third Party
for Shares of FS Energy and Power Fund

March 26, 2018

Dear FSEP Shareholder:

I am writing to you on behalf of the board of trustees (the “Board”) of FS Energy and Power Fund (“FSEP”) to caution you about an unsolicited tender offer (the “Offer”) from an entity affiliated with MacKenzie Capital Management, LP (“MCM”) to purchase up to 1 million of FSEP’s common shares of beneficial interest (the “Shares”) at a price of $5.12 per Share (the “Offer Price”). You may have already received MCM’s Offer materials and seen information on a Schedule TO filed by MCM with the Securities and Exchange Commission (the “SEC”) on March 26, 2018.

FSEP is not affiliated with MCM and we do NOT believe that the Offer is in the best interests of FSEP’s shareholders.  Third-party unsolicited tender offers of this type are often an attempt to profit at your expense.  In this case, the Offer Price is approximately 23% below FSEP’s net asset value (“NAV”) per Share of $6.65 as of December 31, 2017 and also well below what the Board believes to be the potential long-term value of the Shares.  None of FSEP’s trustees, executive officers, subsidiaries or other affiliates intend to tender their Shares to MCM.

The Board has carefully reviewed the terms of the Offer and, taking into consideration the factors below, unanimously recommends that you reject the Offer and not tender your Shares. To reject the Offer, simply do not respond to any Offer materials you may have received.

FSEP is required by the Securities Exchange Act of 1934 and the rules and regulations thereunder to inform you of its position with respect to the Offer.  In reaching its conclusion, the Board: (1) consulted with members of FSEP’s management and such other advisors as deemed appropriate by the Board; (2) reviewed the terms and conditions of the Offer; (3) considered other information relating to FSEP’s historical financial performance, portfolio of assets and future opportunities; (4) evaluated various factors it deemed relevant in light of its knowledge of FSEP’s business, financial condition and future business and growth prospects; (5) considered the fact that MCM regularly engages in below-market tender offers and (6) took into account the fact that MCM is making the Offer for investment purposes with the intention of making a profit from ownership of the Shares.

The following are the material factors contributing to the Board’s decision to recommend that you reject the Offer:

•
The Offer Price is significantly less than FSEP’s NAV of $6.65 per Share as of December 31, 2017.  In establishing FSEP’s NAV per Share as of December 31, 2017, the Board took into consideration the information provided to it in support of the valuation of FSEP’s net assets in accordance with the valuation policies and procedures previously established by the Board.

•
MCM’s motive is to make money for itself.  MCM acknowledges that the Offer Price of $5.12 per Share was established based on MCM’s objectives and is not necessarily in the best financial interests of FSEP’s shareholders.  MCM states that its Offer is being made “for investment purposes and with the intention of making a profit from the ownership of the Shares” and that it was “motivated to establish the lowest price which might be acceptable” to FSEP’s shareholders.

•	MCM’s Offer Price is arbitrary. MCM states that it has not made an independent appraisal of the Shares and is not qualified to perform such an appraisal.

•
Tendering will prohibit you from receiving future distributions related to your Shares and realizing any appreciation in the value of your Shares in the future.  FSEP currently pays distributions at an annualized rate of $0.50 per Share, which equates to an annualized distribution rate equal to 7.52% per Share based on FSEP’s NAV per Share of $6.65 as of December 31, 2017.  Although the Board cannot guarantee that FSEP will maintain its rate of distributions in the future, if you sell, you will no longer receive monthly distributions or otherwise have any rights with respect to the Shares that you sell. In addition, if you sell your Shares, you will forego any appreciation in the value of the Shares in the future.

•
The Company has repurchased Shares under its quarterly share repurchase program at the NAV per Share or greater.  The Company has a quarterly share repurchase program in place that allows shareholders to have their Shares repurchased at a price determined by the Board.  This purchase price will never be less than the Company’s NAV per Share (as determined in good faith by the Board) immediately prior to the most recent quarter end.  In addition, the Company has previously disclosed that it will seek to provide a liquidity event for shareholders, which may be in the form of a listing, merger or sale of the portfolio, subject to market and other conditions.

There can be no assurance as to the actual long term value of the Shares, as such value is dependent on a number of factors, including general economic conditions and the other factors discussed below under “Cautionary Note Regarding Forward-Looking Statements.”  However, based on the information currently available to it, the Board believes the Offer Price could result in shareholders receiving much less for their Shares than they otherwise might over time.

The Board understands that you must make your own decision whether to tender or refrain from tendering your Shares.  The Board suggests you carefully consider all aspects of the Offer in light of your own circumstances and exercise caution with respect to the Offer. You should carefully review all of the Offer materials, as well as FSEP’s publicly available annual, quarterly and other reports and the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 that FSEP filed with the SEC on March 26, 2018 and consult with your own financial, tax and other advisors. FSEP’s public filings are available free of charge at fsinvestments.com and the SEC’s website at www.sec.gov. Again, no action is required on your part, unless you are interested in tendering your Shares.  To reject the Offer, simply ignore it. Shareholders who have already agreed to tender their Shares pursuant to the Offer may withdraw any tender of Shares at any time prior to 11:59 p.m. PT on May 1, 2018, in accordance with the Offer materials.

Please be assured that your personal information continues to be held in the same confidence we maintain in all interactions with our shareholders.  MCM does not have access to ANY of your personal information or account information.

If you have any questions or need further information about your options, please feel free to contact FS Investments’ Client Relations team at 877-628-8575.

Michael Forman
Chairman and CEO

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this letter other than historical information may be considered forward-looking statements.  Forward-looking statements include, but are not limited to, statements that relate to future events or FSEP’s future performance or financial condition.  Words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words.  The forward-looking statements contained in this letter involve risks and uncertainties.  FSEP’s actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including, but not limited to, the factors set forth in “Item 1A.  Risk Factors” of FSEP’s Annual Report on Form 10-K for the year ended December 31, 2017.  Other factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption in FSEP’s operations or the economy generally due to terrorism or natural disasters and future changes in laws or regulations and conditions in FSEP’s operating areas.  FSEP has based the forward-looking statements included in this letter on information available to FSEP on the date of this letter.  Except as required by the federal securities laws, FSEP undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.  Shareholders are advised to consult any additional disclosures that FSEP may make directly to shareholders or through reports that FSEP may file in the future with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.